82-1544

Amer Sports Corporation

STOCK EXCHANGE RELEASE 1(1)
September 1, 2005 at 11.00 am

AMER SPORTS INCREASES ITS COMMERCIAL PAPER PROGRAMME

Amer Sports Corporation increases the size of its Commercial Paper Programme to EUR 500 million from EUR 200 million. The programme arrangers, OKO Bank, Nordea Bank and Sampo Bank, remain unchanged.

Under the terms of its Commercial Paper Programme Amer Sports is in a position to issue commercial papers of up to one year of maturity. The funds raised from the programme will be used for general corporate purposes.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager



SUPPL

For further information, please contact:
Mr Jari Melgin, Corporate Treasurer, tel. +358 9 7257 8233

DISTRIBUTION
Helsinki Stock Exchange
Major media
www.amersports.com


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